OSK CAPITAL II CORP (NASD : OSPK.pk)
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January 19, 2006


VIA EDGAR


Brian K. Bhandari
Tia Jenkins
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C., 20549


Re: OSK Capital II Corp.


         Re:      OSK Capital II Corp.
                  Form 8-K/A
                  Filed September 7, 2005
                  Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File August 30, 2005
                  File No. 000-28793

Dear Mr. Bhandari and Ms. Jenkins,

We have reviewed your letter dated December 12, 2005 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

1. Please tell us and revise to disclose whether you will retain TeliPhone's September30 year-end or adopt a calendar year-end. We note that you filed a "NT l0-Q" for September 30, please explain to us the nature of this document. If you continue to have a September 30 year-end, your Form 10-KSB is not due until the end of December; however, if you have changed your year-cud, that fact must be disclosed and your September 30 Form IOQSB is long overdue and should be filed immediately.

Response.

Yes, it is our intention to maintain the September 30th year end. The NT-10Q that was filed on November 14th, 2005 was filed in error- it was a filing for a company called OSK Capital III Corp. Vintage Filings Inc. has acknowledged the error in filing. Our legal council, Joseph Emas has sent correspondence to Mr. Herb Schaul, Office of EDGAR policy to have this removed.

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                       OSK Capital II Corp./Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca

2. We understand that Telephone's year-end for periods prior to the merger was September 30. Accordingly, revise the Form 8-K to file an audited balance sheet as of September 30, 2004 and audited statements of operations cash flows and stockholders' equity for the years ended September 30, 2003 and 2004, or for a shorter period if TeliPhone was not in existence for the entire two-year period. Disclosure in the Item 4.02 Form 8-K and amended Form 10QSB for the nine months ended September 30, 2004 filed by United American Corporation parent of TeliPhone, on September 7,2005 and October20, 2005, respectively indicates that TeliPhone was incorporated in Canada in 2004 and suggests that TeliPhone generated some revenue during 2004. Provide also an interim unaudited balance sheet as of March 31, 2005 and statements of operations and cash flows for the six months ended March 31, 2005 and 2004, as applicable. Refer to the requirements of item 310(c) of Regulation S-B. Please file these financial statements as part of the 8-K instead of as exhibits thereto.

Response.

TeliPhone Inc. was in fact incorporated in Canada on August 27th, 2004 and therefore there are no operations for the year ended September 30, 2003. Likewise, there are no operations for the company dated March 31, 2004. However, we will file the audited September 30, 2004 and the unaudited March 31, 2005 statements as required.

3. We note that you continue to present cumulative financial information from inception, If TeliPhone is a development stage company, the cumulative column should begin with TeliPhone's inception date, not 0SK Capital. Please revise.

Response.

We will revise the filing in order to amend the inception date to August 27th, 2004, Teliphone Inc.'s inception date and not OSK Capital II Corp.'s.

4. You disclosed in the pro forma financial statements the existence of $10,000 of transaction costs. Please note that in a recapitalization, costs of the transaction may be charged directly to equity only to the extent of the premerger cash balance of the shell, any excess amount of transaction costs should be treated as a cost of operations. Please revise the historical financial statements as necessary.

Response.

Upon investigation with our auditors, it turns out that this entry in the notes was written in error and somehow managed to pass our review process. We will therefore amend the filing in order to correctly represent any transaction costs.

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                       OSK Capital II Corp./Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca

5. When a merger is accounted for as a reverse acquisition (recapitalization) the accounting acquirer's results of operations for periods prior to the merger become the historical results of operations of the combined entity. Revise to present results of operation for the three mid nine months ended June 30, 2004 or disclose the reasons why this information is not required.

Response.

Upon review with our auditors, and since Teliphone Inc. did not have any operations for the period ended June 30, 2004, we feel that we have properly represented the historical results of operations of the combined entity for this period.

6. We note you present your increase in cash attributed to investing activities on a net basis as a "variation in assets." Also your changes in certain debt instruments are also presented simply as a "variation." Please revise your statement of cash flows to present cash inflows and outflows from investing and financial activities on a gross basis (e.g. proceeds from sale of capital assets, purchase of capital assets, proceeds from loan from parent company payments on loan from parent company) where required by SFAS 95. Any non-cash investing or financing activities should be excluded from the body of the statement of cash flows and disclosed in a separate schedule as contemplated by paragraph 32 of SFAS 95.

Response.

We have noted our error in presentation of the variation and will amend.

7. Provide a note that discloses the merger, date of consummation, consideration issued and received and the method of accounting for the merger. Your disclosure should state that the merger was accounted for as a recapitalization of TeliPhone, the results of operations for periods prior to the merger are those of TeliPhone, TeliPhone's accumulated deficit was brought forward, and TeliPhone's historical stockholder's equity prior to the merger was retroactively restated rot the equivalent number of shares received in the merger. Be sure that your accounting actually reflects this description.


Response.

We have noted our incomplete disclosure on this provision and will amend accordingly.


The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

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                       OSK Capital II Corp./Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We will now work to finalize our restatement as required in the notes above. Should you have any more comments or guidance at this point, I welcome your feedback.

Thanks again for your help and best regards,


/s/ George Metrakos
-------------------------------
George Metrakos
President & CEO
OSK Capital II Corp.

President
Teliphone Inc.

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                       OSK Capital II Corp./Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca